UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42581

COSTAMARE BULKERS HOLDINGS LIMITED
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the U.S. Securities and Exchange Commission on May 30, 2025 (File No. 333-287685), to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Statement of Designation of Rights, Preferences and Privileges of Series B Preferred Stock of Costamare Bulkers Holdings Limited

99.2	Stock Subscription Agreement, dated as of October 15, 2025, between Costamare Bulkers Holdings Limited and Konstantinos Konstantakopoulos

Monaco, October 15, 2025 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) announced today that it has entered into a Stock Subscription Agreement (the “Purchase Agreement”) with Konstantinos Konstantakopoulos, pursuant to which Mr. Konstantakopoulos will purchase 235 shares of a new series of high-vote, non-economic preferred stock (the “Series B Preferred Stock”), for an aggregate purchase price of $235.

Each share of Series B Preferred Stock shall entitle Mr. Konstantakopoulos to 50,000 votes on all matters submitted to a vote of the shareholders of the Company.  The Series B Preferred Stock were established in connection with the announcement on October 10, 2025, by the Ministry of Transport in China relating to the collection of special port fees from U.S.-linked vessels. While the Company does not believe that its vessels are subject to the collection of special port fees, the issuance of the Series B Preferred Stock ensures that it is not possible for U.S. persons to control over 25% of the voting power of the Company because, following the completion of the purchase by Mr. Konstantakopoulos, members of the Konstantakopoulos family (none of whom are U.S. persons) will control approximately 76.4% of the Company’s issued and outstanding voting rights. Prior to the issuance of the shares of Series B Preferred Stock pursuant to the Purchase Agreement, the Konstantakopoulos family controlled approximately 65% of the Company’s issued and outstanding voting rights.

The Series B Preferred Stock shall not have any dividend or distribution rights, and shall not be entitled to any distributions upon any liquidation, dissolution or winding up of the Company other than its par value. All shares of the Series B Preferred Stock are subject to redemption by the Company at any time in the sole discretion of the independent members of the Board of Directors of the Company (or a committee comprised thereof) and without the consent of the holders of Series B Preferred Stock, for a redemption price equal to $1 per share. Effective on the date that is the fifth anniversary of the date of issuance of the shares of Series B Preferred Stock, all rights and powers of any such shares that remain outstanding will automatically terminate and be of no further force or effect.

The Audit Committee of the Company, comprised solely of independent and disinterested directors, reviewed the Purchase Agreement and the Statement of Designation establishing the Series B Preferred Stock and unanimously recommended that the Board of Directors of the Company approve the designation and issuance of the Series B Preferred Stock and the execution of the Purchase Agreement.

The terms of the Series B Preferred Stock are set forth in a Statement of Designation of Rights, Preferences and Privileges of Series B Preferred Stock of the Company, dated as of October 15, 2025 (the “Statement of Designation”), a copy of which is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This report contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2025

COSTAMARE BULKERS HOLDINGS LIMITED

By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Executive Officer